SECURITI[barcode] 06005618)N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
045236

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HLH Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23 Silver Pine Drive
(No. and Street)

Newport Coast	California	92657
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Howard Hull 714-719-2384
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STONEFIELD JOSEPHSON, INC., CERTIFIED PUBLIC ACCOUNTANTS
(Name – *if individual, state last, first, middle name*)

4 PARK PLAZA, SUITE 900	IRVINE	CA	92614
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 26 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

HLH Securities, Inc.

Financial Statements

Year Ended December 31, 2005

This report contains (check all applicable boxes):

STONEFIELD
JOSEPHSON, Inc.
Certified Public Accountants
Business Advisors

Independent Auditors' Report

Board of Directors
HLH Securities, Inc.
Newport Coast, California

We have audited the accompanying statement of financial condition of HLH Securities, Inc. (an S Corporation) as of December 31, 2005, and the related statements of income and retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HLH Securities, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit has been made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8, 9, and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stonefield Josephson, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

Irvine, California
February 19, 2006

HLH Securities, Inc.
Statement of Financial Condition
Year Ended December 31, 2005

Assets

Current assets:	
Cash	$ 57,180
Accounts receivable, net of allowance for doubtful accounts of $1,500	536,912
Total current assets	594,092
Fixed assets	1,179
	$ 595,271

Liabilities and Stockholder's Equity

Current liability:	
Consulting fee payable	$ 503,739
Stockholder's equity:	
Common stock, no par value, 10,000,000 shares authorized, 10,000 issued and outstanding	6,180
Retained earnings	85,352
Total stockholder's equity	91,532
	$ 595,271

The accompanying notes are an integral part of these financial statements.

HLH Securities, Inc.
Statement of Income and Retained Earnings
Year Ended December 31, 2005

Income:	
Consulting income	$ 1,410,940
Reimbursed expenses	1,500
Total income	1,412,440
Operating expenses:	
Bad debt expense	5,425
Bank service charges	124
Consulting expense	1,330,048
Depreciation expense	295
Donations	950
Dues and subscriptions	5,315
Insurance	934
Miscellaneous expense	5,293
Professional fees	25,095
Travel and entertainment	2,838
Total operating expenses	1,376,317
Operating income	36,123
Other income:	
Interest income	1,039
Net income	37,162
Retained earnings, beginning of year	48,190
Retained earnings, end of year	$ 85,352

The accompanying notes are an integral part of these financial statements.

Cash flows provided by operating activities:	
Net income	$ 37,162
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	295
Provision for bad debt	5,425
Changes in operating assets and liabilities:	
Accounts receivable	(539,237)
Consulting fee payable	503,739
Total adjustments	(29,778)
Net cash provided by operating activities	7,384
Cash flows provided by investment activities:	
Payment on officer receivable	2,967
Net cash provided by investment activities	2,967
Net increase in cash and cash equivalents	10,351
Cash, beginning of year	46,829
Cash, end of year	$ 57,180

The accompanying notes are an integral part of these financial statements.

(1) General and Summary of Significant Accounting Policies:

Business Activity

HLH Securities, Inc. (an S Corporation), (the "Company") was formed on August 29, 1988 in the State of California. On June 9, 1992, the Company merged with a Nevada S Corporation. The surviving corporation bears the same name, but is now a Nevada S Corporation. The Company is principally engaged in the business of structuring investments to be offered primarily to pension funds and/or other institutional investors. The Company is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC).

The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another broker/dealer. The company does not hold customer funds and/or securities.

Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purposes of the balance sheet and statement of cash flows, all highly liquid investments with original maturities of three months or less are considered cash equivalents. The Company does not have any cash equivalents at December 31, 2005.

Property and Equipment

Property and equipment consist of computer and is carried at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets of 5 years. Repairs and maintenance are charged to expense as incurred. Upon retirement or sale, cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in the statement of operations. The cost of normal maintenance and repairs is charged to operations as incurred. Material expenditures, which increase the life of an asset, are capitalized and depreciated over the estimated remaining life of the asset.

(1) General and Summary of Significant Accounting Policies (Continued):

Income Taxes

The Company, with the consent of its Stockholder, has elected to be an S Corporation and accordingly has its income taxed under Section 1372 of the Internal Revenue Code, which provides that in lieu of corporate income taxes, the Stockholder is taxed on the Company's taxable income. Therefore, no provision or liability for federal income taxes is included in these financial statements. The Company is a Nevada corporation which does not have state income taxes. However, the Company does business in California and may be subject to California franchise tax.

Revenue Recognition

The Company records revenue in accordance with SEC SAB No. 104 "Revenue Recognition in Financial Statements." SAB No. 104 requires that consulting fees be recognized when there is persuasive evidence of an arrangement, a fixed and determinable price and terms, performances of service, and collectibility of the revenue is reasonably assured. The Company is a broker company that connects investors and investment company. The Company recognizes revenue when the investment is made by the investment company.

(2) Allowance for Doubtful Accounts:

The Company periodically reviews its receivables and determines if an allowance for doubtful accounts based upon historical collection experience and a review of the current status of the accounts receivable is required. If applicable, account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. It is at least reasonably possible that the Company's estimate of the allowance for doubtful accounts will change in the near-term. The balance of the allowance for doubtful accounts at December 31, 2005 was $1,500.

(3) Property and Equipment, Net:

The detail of property and equipment as of December 31, 2005 are as follows:

Property and equipment	$	1,474
Less accumulated depreciation		(295)
	$	1,179

(4) Major Customer:

Revenue generated from one customer accounted for substantially all of the Company's revenue during the year ended December, 31 2005. The account receivable from this customer was $533,412 as of December 31, 2005.

(5) Computation of Net Capital:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule(SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2005, the Company had net capital of $57,180 which was $52,180 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($0) to net capital was 0 to 1, which is less than the 12½ to 1 maximum ratio allowed for a broker/dealer.

Computation of net capital:

Total stockholder's equity	$ 91,532
Adjustments for non-allowable assets and liability:	
Accounts receivable, net (commission)	(536,912)
Fixed asset, net	(1,179)
Consulting fee payable based on collection of accounts receivable	503,739
Net Capital	$ 57,180

Computation of net capital requirements:

Minimum net capital requirements:	
12.5% of net aggregate indebtedness	$ -
Minimum dollar net capital required	$ 5,000
Net capital required (greater or above)	$ 5,000
Excess net capital	$ 52,180
Percentage of aggregate indebtedness to net capital	0:1

There was a material difference in the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2005, See Reconciliation of Computation of Net Capital on page 10.

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Information for Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

HLH Securities, Inc.
Reconciliation of the Computation of Net Capital
Year Ended December 31, 2005

There is a difference between the computation of the net capital under net capital. SEC. Rule 15c3-1 and the corresponding unaudited focus report part IIA.

Net capital per unaudited statements	$ 64,721
Total adjustments due to the net effect of an unrecorded revenue adjustment	26,811
Net capital per audited statements	$ 91,532

STONEFIELD
JOSEPHSON, Inc.
Certified Public Accountants
Business Advisors

Independent Auditors' Report on Internal Control
Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
HLH Securities, Inc.
Newport Coast, California

In planning and performing our audit of the financial statements and supplemental schedules of HLH Securities, Inc. (a Nevada S Corporation) as of December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of difference required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles.

WWW.SJACCOUNTING.COM

Los Angeles
2049 Century Park East
Suite 400
Los Angeles, California 90067
TEL: 310.453.9400
FAX: 310.453.1187

Orange County
4 Park Plaza
Suite 900
Irvine, California 92614
TEL: 949.653.9400
FAX: 949.833.3582

San Francisco
101 Montgomery Street
Suite 1900
San Francisco, California 94104
TEL: 415.981.9400
FAX: 415.391.2310

East Bay
1333 N. California Boulevard
Suite 470
Walnut Creek, California 94596
TEL: 925.938.9400
FAX: 925.930.0107

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. During the course of our audit, we noted certain matters which we consider to be material weaknesses. It was noted that the accounting records were not reconciled on a timely basis to supporting documentation causing monthly financial statements to be inaccurate. These matters have been directed to the Board of Directors. We noted no other matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Stonefield Josephson, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

Irvine, California
February, 19 2006

OATH OR AFFIRMATION

I, Howard Hull, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to HLH Securities, Inc. as of December 31, 2005, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Howard L Hull
Signature

Vice President
Title

State of California

County of ORANGE

On APRIL 6, 2006, before me, Jacqueline A. Handleman

X Personally known to me
☐ Proved to me on the basis of satisfactory evidence

To be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signatures(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal

Jacqueline A. Hand
Notary Public

JACQUELINE A. HANDLEMAN
Commission # 1533222
Notary Public - California
Orange County
My Comm. Expires Dec 10, 2008